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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director         X   10% Owner
    Kircher       Stephen         C.            Morrow Snowboards, Inc. (MRRWE)                ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
2424 Professional Drive                            680308736             December 1999
--------------------------------------------    ------------------     --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,         (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Roseville,     California            95661                                                       Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock No Par Value          12/01/1999   J(01)   V   2,000,000(01)  A     $.07(01)        01               01
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Common Stock No Par Value          12/01/1999   J(02)   V   1,000,000(02)                        02               02          02
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Common Stock No Par Value                       J(03)   V     212,900(03)                        03               03          03
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Option                                   $.07      11/12/1999  A      V     50,000                   11/12/1999 Upon
                                                                                                                termin-
                                                                                                                ation or
                                                                                                                resigna-
                                                                                                                tion as a
                                                                                                                director
                                                                                                                of Morrow
                                                                                                                Snowboards,
                                                                                                                Inc.
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock          50,000          $.07        50,000          D
No Par Value
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* This statement is being filed by Stephen C. Kircher ("Mr. Kircher") (the "Reporting
Person"). The principal business address of the Reporting Person is 2424 Professional
Drive, Roseville, CA 95661.

Explanation of Responses:

01: On December 1, 1999 Capitol Bay Management ("CBM") transferred 2,000,000 shares of
Morrow Snowboards, Inc. ("MSI") common stock, no par value ("Shares") (such Shares were transferred with a valuation of $.07 per Share) to Mr. Kircher as compensation.

02: On December 1, 1999, CBM agreed to purchase all of Steven Kay ("Mr. Kay") and Larry
D. Kelley's ("Mr. Kelley") equity interest in Capitol Bay Group ("CBG") (the "Stock
Agreement") and, as partial consideration for such purchase, CBM agreed to sell, assign and transfer 500,000 Shares (such Shares were transferred with a valuation of $.07 per
Share) to each of Mr. Kay and Mr. Kelley. Mr. Kay and Mr. Kelley each have executed a one (1) year irrevocable proxy in favor of Mr. Kircher, allowing him to vote the Shares on any matter submitted to shareholders of MSI, with the exception of any vote concerning any merger of MSI, any sale of all or substantially all of the assets of MSI or any reorganization to which MSI is a party. Mr. Kircher disclaims any beneficial ownership in the Shares held by each of Mr. Kay and Mr. Kelley.

03: As of the date hereof, Capitol Bay Securities ("CBS") beneficially owns 212,900 Shares, all of which were purchased in open market transactions for its own account and are currently held in inventory.

     CBS is a wholly-owned subsidiary of CBG and CBG is, subsequent to the foregoing transactions with Mr. Kay and Mr. Kelley, wholly-owned by Mr. Kircher. Therefor, Mr. Kircher may be deemed to control CBG which may be deemed to control CBS. Mr. Kircher disclaims any beneficial ownership in the Shares held by CBS.


                                                                                    /s/ Stephen C. Kircher              1/10/2000
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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